January 22, 2011

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Item 4.01 Form 8-K
Filed on January 19, 2011
File No. 1-12497

Dear Mr. Cascio:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 21, 2011, setting forth comments to the Form 8-K (the “8-K”), filed by Attune RTD (the “Company”) on January 19, 2011. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 8-K filed November 20, 2009:
.
We see you have not filed the Exhibit 16 letter from the predecessor auditors as required by Item 304(a)(3) of Regulation S-K. Please file a complete amendment including the letter from the predecessor auditors in Exhibit 16.

Response: We are currently involved in a payment dispute with Salberg & Company, P.A. and they have indicated they do not plan to provide a letter to the SEC until they are paid in full.

The Company has provided Salberg & Company, P.A. with a copy of this disclosure and requested that Salberg & Company, P.A. furnish the Company with a letter addressed to the SEC stating whether it agrees or disagrees with the statements by the Company in this Current Report on Form 8-K.  The Company will further amended its filing to attach such letter as an exhibit to the 8-K if and when received.

The Company hereby acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (760) 323-0233.

s/Thomas Bianco

Thomas Bianco
Chief Financial Officer